UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                     August 12,
2019
Joseph F. Lawler
JFL Partners Fund LP
2110 Ranch Road 620 S, #341732
Lakeway, Texas 78734

        Re:     Merrimack Pharmaceuticals, Inc.
                PREC14A preliminary proxy statement filing made on Schedule 14A Filed on August 6, 2019 by JFL Partners Fund LP, et al.
                File No. 001-35409

Dear Mr. Lawler,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

        Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

Important, page 3

1. Please advise us of the legal basis upon which the participants have relied to conclude that persons other than brokers, such as banks, trustees and other holders of record, may be ineligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that banks and other holders of record might not be able to vote shares held on behalf of beneficial owners absent instructions from beneficial owners. See Item 21(b) of Schedule 14A.

Proposal One: Election of Directors, page 12

2. Given that the solicitation in opposition, if commenced, could result in a majority or more of directors being elected who were not nominated by the registrant, please revise to describe whether or not the election of a majority of such nominees would constitute a change in control within the meaning of the term as it used within any of the registrant's governing documents, including any compensation arrangements. Please summarize the economic impact, if any, that would result if a change in control were to occur by virtue of the election of a majority or more of directors not nominated by the registrant (as defined in Rule 14a-1).
 Joseph F. Lawler
JFL Partners Fund LP
August 12, 2019
Page 2

Important, page II-2

3. Please refer to the following statement: "If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions." Please advise us of the legal basis upon which the participants relied to conclude that a bank, bank nominee or other institution would be permitted to vote only upon the receipt of instructions.
   Alternatively, please revise to clarify why banks, bank nominees and other institutions would be treated as indistinguishable from brokers and to separately reconcile whether a vote by any bank, bank nominee, or other institution, if allowed without specific instructions, would be counted as a broker non-vote. Please refer to Item 21(b) of Schedule 14A.

       We remind you that the participants are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                           Sincerely,

                                                           /s/ Nicholas P.
Panos

                                                           Nicholas P. Panos
                                                           Senior Special
Counsel
                                                           Office of Mergers &
Acquisitions
cc:   Steve Wolosky, Esq.
Ryan Nebel, Esq.